Exhibit 99.1

Sale and Purchase Deed

between

Meridian Industries Limited

as the Vendor

and

Multi Ridge (Asia) Limited

as the Purchaser

relating to

[Intellectual Property as set out in Schedule 3]

CONTENTS

1.	Interpretation	1

2.	Sale of the IP Rights	4

3.	Undertakings in respect of certain Intellectual Property	5

4.	Warranties	6

5.	External Claims and Claims against the Vendor	8

7.	Vendor not liable	11

8.	Miscellaneous	11

9.	Third Party Rights	16

10.	Law and Jurisdiction	16

11.	Process agent	16

12.	Taxes and filing costs	16

SCHEDULE 1 : WARRANTIES		18

Schedule 2: PURCHASER WARRANTIES		22

SCHEDULE 3: LIST OF INTELLECTUAL PROPERTIES

i

THIS Deed is dated the 2nd day of July 2026 and made

BETWEEN:

1.	Meridian Industries Limited, registered in Hong Kong and having its office at [*](the “Vendor”); and

2.	Multi Ridge (Asia) Limited, registered in Hong Kong and having its registered office at [*] (the “Purchaser”).

BACKGROUND:

(A)	The Vendor is the holder of certain Intellectual Property as set out in Schedule 3.

(B)	The Purchaser is a wholly owned subsidiary of Ping An Biomedical Co Ltd (“PASW”).

(C)	The Vendor has agreed to sell, and the Purchaser has agreed to buy, the IP Rights (as hereinafter defined) on the terms set out in this Deed.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Interpretation

1.1	Definitions

In this Deed where the context admits:

“Affiliate” means, in respect of a company, a company which is its subsidiary or holding company or a company which is a subsidiary of that holding company;

“Agreed Form” means, in relation to any document, a document in the terms signed or initialled by or on behalf of the parties to it for identification;

“Associate” has the meaning as defined under the Listing Rules;

“Assumed External Claim” has the meaning given to that term in clause 6.2(A);

“Business Day” means a day other than a Saturday or Sunday, on which banks are open for ordinary banking business in Hong Kong;

“Completion” means completion of the sale and purchase of the IP Rights in accordance with clause 2.5;

“Completion Date” means the day upon which Completion takes place;

“Consideration” has the meaning given to that term in clause 2.2;

“Encumbrance” means any mortgage, charge, pledge, lien, assignment, hypothecation, option, security interest (including any created by law) or other security agreement or arrangement but does not include any retention of title provision;

“External Claim” has the meaning given to that term in clause 6.1;

“fairly disclosed” has the meaning given to that term in clause 4.2(B);

“Governmental Authority” means any governmental authority or registry or office and includes any district, county, federal, state, provincial, local government, municipal or similar authorities;

“Intellectual Property” means trade marks and its associated logos, business names, rights in designs, rights in get-up, rights in goodwill or to sue for passing off, copyrights and database rights, and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the Territories;

“IP Claim” has the meaning given to that term in clause 9.5(C);

“IP Disclosure Letter” means the letter dated the date of this Deed written and delivered by the Vendor to the Purchaser in the Agreed Form;

“IP Rights” means all of the Intellectual Property owned by the Vendor in the Territory, including, without limitation, all of the Trade Marks as set out in Schedule 3;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange;

“Loss” means all damages, losses, costs, claims, liabilities and expenses (including legal costs and expenses) of whatsoever nature or description but excluding any consequential or indirect losses, economic losses or loss of profits;

“Materials” shall mean all materials, original and copy certificates of registration, pending applications, assignments and all documents or other records, howsoever recorded and in whatsoever form or medium, relating to, recording or comprising the IP Rights, which are within the possession or control of the Vendor (including without limitation any of the foregoing which are held by any trade mark agent or other advisor of the Vendor) including without limitation all technical and other specifications, diagrams, work-flows, design and other documentation, user manuals, training materials and all other related records, deliverables and drafts;

“Proceedings” has the meaning given to that term in clause 11.2;

“Purchaser Documents” has the meaning given to that term in paragraph 2.1 of schedule 2;

“Purchaser’s Group” means the Purchaser and its Affiliates;

“Purchaser Warranties” means the warranties set out in schedule 2;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Tax” means all forms of value added tax (VAT), stamp duty, tax, levy, duty, charge, deposit, contribution, withholding or holding by way of taxation whether statutory, governmental, state, provincial, local governmental or provincial (including, without limitation, value added tax and other forms of transfer tax and national insurance and other forms of social security contribution) whether chargeable and whether of the Hong Kong or elsewhere and any interest, penalties, fines, surcharges, charges or costs relating thereto;

“Territories” means Hong Kong;

“Trade Marks” means the trade marks (including, without limitation, the registrations of, pending applications to register and all unregistered trade mark rights) owned by the Vendor as set out in Schedule;

“Warranties” means the warranties given by the Vendor pursuant to clause 5 and set out in schedule 1 and “Warranty” means any one of them.

1.2	Interpretation

In this Deed where the context admits:

(A)	words and phrases the definitions of which are contained or referred to in Companies Ordinance (Chapter 622 of the Laws of Hong Kong) which are in force at the date of this Deed shall be construed as having the meanings so attributed to them;

(B)	any reference to a “person” includes any individual, company, body corporate, corporation sole or aggregate, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality) and references to any of the same shall include a reference to the others;

(C)	references to, or to any provision of, any treaty, legislation, statute, directive, regulation, judgement, decision, decree, order, regulation, instrument, by-law, or any other law of, or having effect in, any jurisdiction (“Laws”) shall be construed also as references to all other Laws made under the Law referred to, and to all such Laws as amended, re-enacted, consolidated or replaced, or as their application is modified by other Laws from time to time, and whether before or after the date of this Deed;

(D)	references to “this Deed” or to any other Deed or document referred to in this Deed mean this Deed or such other Deed or document as amended, varied, supplemented, modified or novated from time to time, and include the schedules;

(E)	reference to clause(s) and schedule(s) are references to clause(s) and schedule(s) of and to this Deed, references to paragraphs are, unless otherwise stated, references to paragraphs of the schedule in which the reference appears;

(F)	references to any party include its successors and permitted assigns;

(G)	any reference to “writing” shall include typewriting, printing, lithography, photography, telex, facsimile and the printed out version of a communication by electronic mail and other modes of representing or reproducing words in a legible form;

(H)	where any statement is qualified by the expression “so far as the Vendor are aware” or any similar expression that statement shall be treated as including an additional statement that it has been made after due and careful enquiry;

(I)	any matter of which the Vendor is aware shall be treated as a matter of which the Vendor is aware and any matter of which any director, officer or senior employee of the Vendor is aware shall be treated as a matter of which both the Vendor are aware; and

(J)	any Deed, covenant, representation, warranty or undertaking on the part of two or more parties is made or given by such parties jointly and severally.

1.3	Headings

The headings and sub-headings are inserted for convenience only and shall not affect the construction of this Deed.

1.4	Schedules

Each of the schedules shall have the effect as if set out in this Deed.

2.	Sale of the IP Rights

2.1	Sale and purchase

(A)	The Vendor hereby sells to the Purchaser and the Purchaser hereby purchases all right, title and interest in and to the IP Rights free from all Encumbrances, together with all goodwill of the business in all relevant Territories in relation to which they are and have been, respectively, used (but no other or greater goodwill) including all rights, privileges and advantages thereto including, without limitation, the right to take proceedings and recover damages and obtain all other remedies in respect of past infringements thereof to hold unto the Purchaser absolutely.

(B)	Clause 2.1(A) shall operate as an assignment of such of the IP Rights as are owned by the Vendor and are not the subject of a registration or an application for registration with effect from Completion.

(C)	To the extent that clause 2.1(A) applies in respect of any know-how, business information, trade secrets and rights in confidence, the parties acknowledge that it shall operate as an assignment of such rights as the Vendor have therein.

(D)	The Vendor shall procure that any IP Rights which are owned by them and not registered or the subject of an application for registration shall be assigned to the Purchaser, on the same terms as this Deed, with effect from Completion.

(E)	The Vendor shall on Completion Date (i) deliver to the Purchaser all such Materials as are in its possession, and (ii) issue an irrevocable and binding instruction to its agents, advisers and any other third party which has any Materials in their possession to hold such Materials, from the Completion Date, on behalf of and to the order of the Purchaser.

2.2	Consideration

The consideration for the sale and purchase of the IP Rights shall be USD2,500,000 (the Consideration). The Purchaser shall pay the Consideration to the Vendor as follows:

(A)	An aggregate amount equal to ninety per cent (90%) of the Consideration shall be paid in one or more instalments during the period commencing on 3 July 2026 and ending on 9 July 2026 (both dates inclusive); and

(B)	The remaining ten per cent (10%) of the Consideration shall be paid on 10 July 2026 (the Completion Date).

1.1	Licence

Upon Completion, the legal title and beneficial ownership in respect of the IP Rights shall be deemed to pass to the Purchaser, and where applicable, the Vendor shall grant an exclusive right by way of licence to the Purchaser’s Group to use the IP Rights in the Territory from the date of this Deed until the day(s) on which ownership of the relevant IP Rights have been effectively transferred to the Purchaser following local registration or regulatory approval procedures.

1.2	Data

Upon Completion, the Vendor shall have provided to the Purchaser, in electronic form reasonably accessible to the Purchaser, copies of such Materials in the Vendor’s possession or control as are reasonably necessary to evidence or record the transfer of the IP Rights or to enable the Purchaser to maintain the IP Rights following Completion.

Completion

(A)	Completion shall take place upon signing of this Deed, at the Vendor solicitors office at 31/F., United Centre, No.95 Queensway, Hong Kong or such other place as may be mutually agreed by the Parties hereto. For the avoidance of doubt, the assignment and transfer of the IP Rights shall take effect only upon receipt by the Vendor of the Consideration in full in cleared funds.

(B)	At Completion, all (but not some only) of the following business shall be transacted:

(1)	the Vendor shall deliver to the Purchaser:

(a)	certified true copies of resolutions passed respectively by directors and shareholder(s) of the Vendor approving this Deed and the performance by it of its obligations hereunder and authorizing the execution (under seal, if required) by one or more representatives of the Vendor of the said documents and other documents ancillary thereto;

(b)	IP Disclosure Letter signed by the Vendor;

(c)	documentations satisfactory to the trademark office of the relevant jurisdictions to confirm the change of ownership of the Trademarks from the Seller to the Buyer;

(C)	The Purchaser shall pay the Consideration by way of telegraphic transfer to the account nominated by the Vendor at Completion.

2.	Undertakings in respect of certain Intellectual Property

2.1	If, after the date of this Deed, the Vendor or the Purchaser discovers that any Intellectual Property in respect of the Territories is in the ownership of the Vendor, unless agreed otherwise under an arrangement in writing between the Vendor and the Purchaser in respect of the Intellectual Property, the Vendor shall promptly assign such Intellectual Property to the Purchaser, or such person as the Purchaser may direct, for a nominal consideration on the same terms as this Deed, and to the extent that any such Intellectual Property is registered or the subject of any application therefor, in the form of (as the case may be) this Deed.

3.	Warranties

3.1	General

(A)	The Vendor warrants to the Purchaser in the terms of the Warranties and acknowledges and accepts that the Purchaser is entering into this Deed in reliance upon each of the Warranties.

(B)	The Warranties shall be deemed to include covenants for title from the Vendor in respect of the IP Rights on the terms that would be implied into a disposition which is expressed to be made with full title guarantee.

(C)	Each of the Warranties shall be construed as a separate and independent warranty and, save as expressly otherwise provided in this Deed, shall not be limited by reference to or inference from the terms of any other Warranty or any other provision of this Deed.

3.2	Disclosure

(A)	The Warranties are given subject to facts and matters fairly disclosed in:

(1)	this Deed;

(2)	the IP Disclosure Letter; and

(3)	writing to the Purchaser during the course of any due diligence exercise including any documents, correspondence, replies to enquiries, schedules, reports or other materials made available physically, electronically or by data room access to the Purchaser or its advisers before the date of this Deed;

and the Purchaser shall have no claim in respect of any Warranty in respect of which, and solely to the extent that, any fact or matter has been fairly disclosed in any such document.

(B)	For the purposes of this Deed, a matter is “fairly disclosed” if and only if:

(1)	full, clear and accurate details of the matter disclosed are provided; and

(2)	such details are sufficient to enable the Purchaser to identify and understand the nature and scope of the matter disclosed and to assess its likely impact.

(C)	Save for those matters fairly disclosed, no information of which the Purchaser or any of their respective agents or advisers has knowledge (whether actual, constructive or imputed) and no investigation or report made or prepared by, on behalf of or for the benefit of the Purchaser shall affect or limit any claim by the Purchaser under the Warranties or otherwise under this Deed or reduce any amount recoverable thereunder.

(D)	The IP Disclosure Letter does not affect the construction of this Deed (without prejudice to its qualification of the Warranties) and does not vary the terms of this Deed (except if and in so far as the IP Disclosure Letter may expressly so state). Nothing in the IP Disclosure Letter shall exclude or limit any liability or obligation of the Vendor except liability as contemplated in this clause 4.2.

3.3	Warranties given on the date of this Deed

The Warranties are given on the date of this Deed and shall remain in full force and effect on the Completion Date.

3.4	The Purchaser’s remedies

(A)	The Vendor’s ’s liability for loss or damage of any kind not excluded by the Agreement or by law however caused, in contract, tort (including negligence), under any statute or otherwise from or relating in any way to this Deed or its subject matter shall be limited in aggregate for any and all claims to the amount of the Consideration.

(B)	No limitation placed upon the liability of the Vendor anywhere in this Deed (whether as to amount, time or otherwise) shall apply in relation to any claim by the Purchaser which (or the delay in discovery of the subject matter of the claim or that it is claimable under this clause) is the consequence of fraud, fraudulent misrepresentation or wilful non-disclosure by the Vendor or any person who shall have been involved on behalf of the Vendor in connection with the sale and purchase of the IP Rights (including the provision of information contained or reflected in the IP Disclosure Letter).

(C)	Nothing in this clause 4.4 shall exclude or affect any right or remedy available to the Purchaser in respect of fraud.

3.5	Warranties by the Purchaser

The Purchaser warrants to the Vendor in the terms of the Purchaser Warranties on the date of this Deed. The Purchaser indemnifies the Vendor against any loss that the Vendor may reasonably incur to the extent caused by any breach of the Purchaser’s representations and warranties.

3.6	Purchaser’s acknowledgement

The Purchaser acknowledges and agrees that:

(A)	in entering into this Deed and in proceeding to Completion, the Purchaser does not rely on any statement, representation, warranty, condition, forecast or other conduct which may have been made by or on behalf of the Vendor, except the Warranties;

(B)	it has had the opportunity to conduct due diligence;

(C)	irrespective of whether or not the due diligence was as full or exhaustive as the Purchaser would have wished, it has nevertheless independently, and without the benefit of any inducement, representations or warranty (other than the Warranties) from the Vendor or its agents determined to enter into this Deed; and

(D)	the disclosures regarding the IP Rights in the IP Disclosure Letter are accepted by the Purchaser and that neither the Vendor nor any of its agents, directors, officers, employees or advisers has made or makes any representation or warranty as to the accuracy or completeness of those disclosures or that information.

4.	External Claims and Claims against the Vendor

5.1	Notification and consultation

If the Purchaser or any other member of the Purchaser’s Group becomes aware of any actual or threatened claim, demand or proceeding in relation to this Deed against any member of the Purchaser’s Group (an “External Claim”), or of any fact or matter which may give rise to an External Claim, in relation to which it appears (in the reasonable opinion of the Purchaser) that the Purchaser or any other member of the Purchaser’s Group are, or might be or become, entitled to claim against the Vendor in respect of any beach of the Warranties:

(A)	the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, as soon as reasonably practicable after so becoming aware notify the Vendor in writing provided that any failure by the Purchaser to comply with this clause 5.1(A) shall not prejudice a Purchaser’s right to make a claim against the Vendor except to the extent that the Purchaser’ failure to comply with this clause 5.1(A) materially and adversely affects the ability of the Vendor to defend such claim; and

(B)	the notice as referred to in clause 5.1(A) must contain the following details of the External Claim:

(1)	the facts, matters or circumstances that may give rise to the External Claim;

(2)	if it is alleged that the facts, matters or circumstances referred to in clause 5.1B(1) constitute a breach of this Deed including a breach of a Warranty, the basis for that allegation; and

(3)	an estimate of the amount of the Loss, if any, arising out of or resulting from the External Claim.

(C)	the Purchaser shall thereafter consult with the Vendor in respect of the External Claim and the action to be taken in response thereto and permit, and procure that any relevant member of the Purchaser’s Group shall permit, the Vendor and its advisers reasonable access during normal business hours to relevant employees, premises, chattels, documents and records (including the right to take copies at the Vendor’s expense of such documents and records) for the purposes of investigating the External Claim and enabling the Vendor to take any action permitted by this clause 5.1(C), subject to the Vendor entering into confidentiality undertakings in favour of the Purchaser’s Group in a form satisfactory to the Purchaser (acting reasonably).

6.2	Conduct of External Claims by the Vendor

(A)	Subject to the Vendor indemnifying the Purchaser or other relevant member of the Purchaser’s Group against any liabilities, losses or expenses which it may reasonably suffer or incur thereby and which it would not otherwise suffer or, the Vendor shall be entitled, by notice in writing to the Purchaser at any time within the period of 15 Business Days following receipt of the Purchaser’ notification of the External Claim pursuant to clause 6.1(A), to request that the Vendor shall thereafter have, at its expense, the sole conduct and control on behalf of the Purchaser or other member of the Purchaser’s Group of that External Claim and if the Purchaser shall so agree (which the Purchaser shall determine in their sole discretion acting reasonably) in writing, that External Claim shall be an “Assumed External Claim”.

(B)	Upon an External Claim becoming an Assumed External Claim:

(1)	the Vendor shall have, at its expense, the sole conduct and control on behalf of the Purchaser or other member of the Purchaser’s Group of that Assumed External Claim and, without prejudice to the generality of the foregoing, the Vendor shall in its absolute discretion be entitled to avoid, dispute, resist, mitigate, settle, compromise or defend the Assumed External Claim or appeal any decision, judgement or adjudication with respect thereto and the Purchaser shall not do, and shall procure that no member of the Purchaser’s Group shall do, anything inconsistent therewith provided always that:

(a)	the Vendor shall not make any admission of liability, agreement, settlement or compromise with respect to the Assumed External Claim without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed); and

(b)	the Purchaser shall be entitled to participate in any proceedings relating to the Assumed External Claim through separate advisers and counsel chosen by them at their cost; and

(2)	the Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, give to the Vendor all such information and assistance as the Vendor may reasonably require for any purpose referred to in clause 6.2(B)(1) in relation to that Assumed External Claim, including, without limitation, instructing any such solicitors, counsel or other professional advisers as the Vendor may nominate to act on behalf of the Purchaser or other member of the Purchaser’s Group but in accordance with the Vendor’s instructions;

(3)	the Vendor shall keep the Purchaser informed of all material developments in relation to any Assumed External Claim by providing written reports, as often as shall be reasonably required to keep the Purchaser so informed and as soon as reasonably practicable upon its request, containing such information as the Purchaser shall reasonably require; and

(4)	if, at any time, in the reasonable opinion of the Purchaser, the Vendor is not diligently progressing the Assumed External Claim in good faith, the Purchaser shall be entitled to require that the Vendor relinquishes control and conduct of the Assumed External Claim, in which case the provisions of clause 6.3 shall apply.

6.3	Conduct of External Claims by the Purchaser

(A)	Where the Vendor has not by a notice pursuant to clause 6.2(A) assumed sole conduct and control in relation to an External Claim or have so sought but have not been so permitted by the Purchaser, the Purchaser shall, and shall procure that each relevant member of the Purchaser’s Group shall:

(1)	keep the Vendor informed of all material developments in relation to the External Claim by providing written reports as often as shall be reasonably required to keep the Vendor so informed and as soon as reasonably practicable upon its request, containing such information as the Vendor shall reasonably require;

(2)	not make any admission of liability, agreement, settlement or compromise with any third party in relation to the External Claim without the prior written consent of the Vendor (such consent not to be unreasonably withheld or delayed);

(3)	diligently progress the External Claim in good faith; and

(4)	take all actions that the Vendor may reasonably request to avoid, dispute, resist, mitigate, settle, compromise or defend the External Claim or appeal any decision, judgement or adjudication with respect thereto, provided that the Purchaser shall not be required to take or omit to take any action if, in the reasonable opinion of the Purchaser, such action or omission would have a material adverse impact on the business and/ or goodwill of the Purchaser’s Group (or any member thereof) or the ability of the Purchaser’s Group (or any member thereof) to conduct its business.

(B)	The Vendor shall be entitled to participate in any proceedings relating to the External Claim through separate advisers and counsel chosen by it at its cost.

(C)	If at any time, in reasonable opinion of the Vendor, the Purchaser are not diligently progressing the External Claim in good faith subject (subject to the provisio to clause 6.3(A)), the Vendor shall be entitled to require that the Purchaser relinquish control and conduct of the External Claim, in which case the provisions of clause 6.2 shall apply.

6.4	Non-External Claims by the Purchaser

If the Purchaser becomes aware of any matter or circumstance that may give rise to a claim under or in relation to or arising out of this Deed that is not an External Claim, including a breach of a Warranty:

(A)	the Purchaser must immediately give notice of the claim to the Vendor; and

(B)	the notice must contain the following details of the claim:

(1)	the facts, matters or circumstances that may give rise to the claim;

(2)	if it is alleged that the facts, matters or circumstances referred to in clause 6.4(B)(1) constitute a breach of this agreement, including a breach of a Warranty, the basis for that allegation; and

(3)	an estimate of the amount of the Loss, if any, arising out of or resulting from the Claim or the facts, matters or circumstances that may give rise to the Claim.

6.5	Time limit on Claim

The Vendor shall not be liable in respect of any claim under this Deed unless written notice of the claim, setting out reasonable details of the nature of the claim and the amount claimed (so far as then reasonably ascertainable), is given to the Vendor within 24 months after Completion, and legal proceedings in respect of that claim are both issued and validly served within 24 months after the giving of that notice.

7.	Vendor not liable

The Vendor is not liable to the Purchaser (or any person deriving title from the Purchaser) for any claim under or in relation to or arising out of this Deed including, a breach of a Warranty:

(A)	if the Purchaser has failed strictly to comply with clause 6 (“External Claims and claims against the Vendor”) as the case may be;

(B)	if the claim is as a result of or in consequence of any voluntary act, omission, transaction or arrangement of or on behalf of the Purchaser after Completion;

(C)	if the claim is as a result of or in respect of any legislation not in force at the date of this Deed (including legislation which takes effect retrospectively);

(D)	to the extent that the claim arises or is increased as a result only of an increase in the rates, method of calculation or scope of taxation after Completion;

(E)	if the claim arises or is increased as a result of action taken or not taken by the Seller after consultation with and the prior written approval of the Purchaser; or

(F)	if the Purchaser was aware on or before the date of this Deed of any fact, matter or circumstance, which gives rise to or forms the basis of the claim.

8.	Miscellaneous

8.1	Assignment

(A)	This Deed shall be binding upon and enure for the benefit of the successors of the parties and, save as provided in clause 8.1(B), none of the parties shall, without the prior written consent of each other party, be entitled to assign the benefit of, or any right or interest in or under or arising from, this Deed.

(B)	The benefit of, or any right or interest in or under or arising from, this Deed may be assigned by each Purchaser to any member of the Purchaser’s Group from time to time provided that if the assignee at any time ceases to be a member of the Purchaser’s Group, then such benefit and all such rights and interests so assigned shall be immediately assigned to a member of the Purchaser’s Group.

8.2	Entire agreement

(A)	This Deed, together with any documents referred to in it, constitutes the whole agreement between the parties relating to its subject matter and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to such subject matter.

(B)	Each party acknowledges that it has not been induced to enter into this Deed by any representation or warranty other than those contained in this Deed and, having negotiated and freely entered into this Deed, agrees that it shall have no remedy in respect of any other such representation or warranty except in the case of fraud.

(C)	No variation of this Deed shall be effective unless made in writing and executed as a Deed by each of the parties.

8.3	Survival of obligations

The Warranties and all other provisions of this Deed, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

8.4	Rights etc cumulative and other matters

(A)	The rights, powers, privileges and remedies provided in this Deed are cumulative and are not exclusive of any rights, powers, privileges or remedies provided by law or otherwise.

(B)	No failure to exercise nor any delay in exercising by any party to this Deed of any right, power, privilege or remedy under this Deed shall impair or operate as a waiver thereof in whole or in part.

(C)	No single or partial exercise of any right, power privilege or remedy under this Deed shall prevent any further or other exercise thereof or the exercise of any other right, powers, privilege or remedy.

8.5	Further assurance

(A)	At any time after the date hereof each of the parties shall, at the request and cost of another party, execute or procure the execution of such documents and do or procure the doing of such acts and things as the party so requiring may reasonably require for the purpose of giving to the party so requiring the full benefit of all the provisions of this Deed.

(B)	The Vendor shall, at its own cost, if requested by a Purchaser, do all such acts and things, and execute all such documents as that Purchaser may from time to time require:

(1)	to give full effect to the assignments or other obligations of the Vendor under this Deed and to vest or confirm the vesting of the rights agreed to be assigned hereunder in that Purchaser or any successor in title;

(2)	to assist in applying for and obtaining in the name of the Purchaser or any of their Affiliates, licensees or successors any registered or unregistered Intellectual Property in the Territory or similar protection for any matter comprised in or relating to the IP Rights and any developments thereof. For the avoidance of doubt, the Vendor shall only bear its own costs in providing such assistance; and

(3)	to permit and enable the Purchaser to register, license and/ or exploit the rights agreed to be assigned hereunder, in particular (but without limitation) pending the registration of any Intellectual Property pursuant to clause 8.5(B)(2), including, without limitation, any act or document required by any Governmental Authority of intellectual property. If the Vendor defaults in so doing within a reasonable time of a Purchaser’s request to do so, the Chairman for the time being of that Purchaser (or failing him, one of the directors or some other person duly nominated by a resolution of the board of directors of that Purchaser for that purpose) shall forthwith be deemed to be the duly appointed attorney of the Vendor with full power to execute, complete and deliver in the name and on behalf of the Vendor such documents as that Purchaser may from time to time require for the purposes set forth in this clause.

(C)	Subject to clause 6.2, in the event there is any actual or threatened claim, demand, proceeding or opposition against any member of the Purchaser’s Group in relation to the rights agreed to be assigned hereunder (an “IP Claim”):

(1)	the Purchaser shall have the sole conduct and control of the IP Claim and, without prejudice to the generality of the foregoing, the Purchaser shall in their absolute discretion be entitled to avoid, dispute, resist, mitigate, settle, compromise or defend the IP Claim or appeal any decision, judgement or adjudication with respect thereto and the Vendor shall not do anything inconsistent therewith; and

(2)	the Vendor shall give to the Purchaser all such information and assistance as the Purchaser may from time to time require for any purpose referred to in clause 8.5(C)(1) in relation to that IP Claim and shall without limitation to the foregoing, lend its name to any proceedings, claim or opposition brought by either or both of the Purchaser in respect of any infringement or unauthorised use by any third party (including, without limitation, applications to register and registrations in the name of such third party of the rights agreed to be assigned hereunder).

(D)	Without prejudice to clause 8.5(C), the Vendor shall provide to the Purchaser all such assistance as the Purchaser may request to ensure a smooth and timely transition of any ongoing or threatened claim, proceedings, opposition or other action in relation to the IP Rights as at the date of this Deed.

(E)	The Vendor shall provide to the Purchaser all such assistance as the Purchaser may request in relation to any applications (whether pending or not) for registrations of the IP Rights in the name of the Purchaser.

(F)	In the event that any of the rights agreed to be assigned hereunder cannot, by virtue of reason beyond the Vendor’s control, be so assigned, the Vendor shall (without prejudice to its other obligations hereunder) hold such rights in trust for the Purchaser and shall promptly pay to them (or at their direction) all such monies, proceeds and benefit as may accrue in relation to such rights, in such case until such time as the rights are capable of being assigned in accordance herewith.

8.6	Costs

(A)	Subject to clause 8.6(B), each party to this Deed shall pay its own costs of and incidental to the negotiation, preparation, execution and (subject to clause 8.5) carrying into effect of this Deed.

(B)	In the case of Taxes, each party to this Deed shall pay its own Taxes in relation to the transactions contemplated under this Deed. For the avoidance of doubt, the Consideration under clause 2.2 or any other payment made by the Purchaser under this Deed are exclusive of VAT or other Taxes. The Purchaser shall be responsible for VAT or any other disbursements arising out of the assignment of the Intellectual Property or the registration of the Intellectual Property.

8.7	Invalidity

If any provision of this Deed shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Deed in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Deed in any other jurisdiction shall not be affected.

8.8	Counterparts

This Deed may be executed in any number of counterparts, which shall together constitute one agreement. Any party may enter into this Deed by signing any such counterpart.

8.9	Notices

(A)	Any notice (which term shall in this clause include any other communication) required to be given under this Deed or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing in the English language.

(B)	Any such notice shall be addressed as provided in clause 8.9(C) and may be:

(1)	personally delivered, in which case it shall be deemed to have been given upon delivery at the relevant address; or

(2)	if within the Hong Kong, sent by first class pre-paid post, in which case it shall be deemed to have been given two Business Days after the date of posting; or

(3)	if from or to any place outside the Hong Kong, sent by pre-paid airmail, or by air courier in which case it shall be deemed to have been given seven Business Days after the date of posting in the case of airmail or three Business Days after delivery to the courier, in the case of air courier; or

(4)	sent by facsimile, in which case it shall be deemed to have been given when despatched, subject to confirmation of uninterrupted transmission by a transmission report provided that any notice despatched by facsimile after 17.00 hours on any Business Day or at any time on a day which is not a Business Day shall be deemed to have been given at 09.00 on the next Business Day; or

(5)	sent by email, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt provided that any notice despatched by facsimile after 17.00 hours on any Business Day or at any time on a day which is not a Business Day shall be deemed to have been given at 09.00 on the next Business Day.

(C)	The addresses and other details of the parties referred to in clause 8.9(B) are, subject to clause 8.9(E):

For the Vendor:

For the attention of: Meridian Industries Limited

Address: [*]

Facsimile number: [*]

Email address: [*]

For the Purchaser:

For the attention of: Board of Directors

Address: [*]

Facsimile number: [*]

Email address: [*]

(D)	In proving service of any notice it shall be sufficient to prove:

(1)	in the case of a notice sent by post that such notice was properly addressed, stamped and placed in the post;

(2)	in the case of a notice personally delivered that it was delivered to or left at the specified address;

(3)	in the case of a notice sent by fax or email that it was duly despatched to the specified number as confirmed by a transmission or delivery report; and

(4)	in the case of a notice sent by air courier that it was delivered to a representative of the courier.

(E)	Any party to this Deed may notify the other parties of any change to the address or any of the other details specified in clause 8.9(C), provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

8.10	Relationship of the parties

(A)	Nothing in this Deed shall constitute, or be deemed to constitute, a partnership between the parties nor, except as expressly provided, shall it constitute, or be deemed to constitute, any party the agent of any other party for any purpose.

(B)	Subject to any express provisions to the contrary in this Deed, parties shall have no right or authority to and shall not do any act, enter into any contract, make any representation, give any warranty, incur any liability, assume any obligation, whether express or implied, of any kind on behalf of the other parties or bind the other parties in any way.

9.	Third Party Rights

No person who is not a party to this Deed shall have any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce any term of this Deed.

10.	Law and Jurisdiction

10.1	Hong Kong Law

This Deed and any non-contractual obligations arising from or connected with it shall be governed by Hong Kong Law and this Deed shall be construed in accordance with Hong Kong Law.

10.2	Jurisdiction

In relation to any legal action or proceedings arising out of or in connection with this Deed (whether arising out of or in connection with contractual or non-contractual obligations) (“Proceedings”), each of the parties irrevocably submits to the exclusive jurisdiction of the Hong Kong courts and waives any objection to Proceedings in such courts on the ground of venue or on the grounds that Proceedings have been brought in an appropriate forum. This clause shall not prevent any of the Parties from applying for provisional measures (including interim injunctive relief) in the courts of any other competent jurisdiction.

11.	Process agent

11.1	The Vendor irrevocably appoints Adam To of 31/F., United Centre, No.95 Queensway, Hong Kong as its process agent to receive on their behalf service of process of any Proceedings in Hong Kong. Service upon the process agent shall be good service upon the Vendor whether or not it is forwarded to and received by the Vendor. If, for any reason, the process agent ceases to be able to act as process agent, or no longer has an address in Hong Kong, or the Vendor irrevocably agrees to appoint a substitute process agent with an address in Hong Kong acceptable to the Purchaser and to deliver to the Purchaser a copy of the substitute process agent’s acceptance of that appointment within 20 Business Days. In the event that Vendor fail to appoint a substitute process agent, it shall be effective service for the Purchaser to serve the process upon the last known address in Hong Kong of the last known process agent for the Vendor notified to the Purchaser notwithstanding that such process agent is no longer found at such address or has ceased to act provided that a copy of the Proceedings is also sent to the Vendor’s current registered office or principal place of business wherever situated.

12.	TAXES AND FILING COSTS

All stamp duty, filing fees, registration fees, official charges and similar Taxes arising from or in connection with the transfer, recordal, registration, renewal or perfection of the assignment of the IP Rights shall be borne by the Purchaser. The Purchaser shall indemnify the Vendor against any such amounts which the Vendor is required to pay.

IN WITNESS WHEREOF this Deed has been duly executed and is delivered and takes effect on the day and year first before written.

SCHEDULE 1 : WARRANTIES

1.	The Vendor

1.1	Registration

(A)	The Vendor is validly incorporated, in existence and duly registered, under the laws of the jurisdiction of its incorporation.

1.2	Capacity

(B)	The Vendor has the requisite power and authority to enter into and perform this Deed and any other Deed referred to herein to which it/she is or has agreed to become a party (the “Documents”).

(C)	The Vendor has obtained all necessary shareholder and board approvals in respect of the entry into of this Deed and the Documents.

(D)	The execution and delivery of, and the performance by the Vendor of their obligations under, this Deed and the Documents will not:

(1)	be or result in a breach of any provision of the memorandum or articles of association of the Vendor;

(2)	be or result in the breach of, or constitute a default under, any instrument to which either the Vendor is a party or by which either the Vendor is bound and which is material in the context of the transactions contemplated by this Deed;

(3)	be or result in a breach of any order, judgment or decree of any court or governmental agency to which either the Vendor is a party or by which either the Vendor is bound and which is material in the context of the transactions contemplated by this Deed; or

(4)	require either the Vendor to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date hereof both on an unconditional basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement).

1.3	Deed binding

This Deed constitutes and the Documents will, when executed, constitute binding obligations of the Vendor in accordance with their respective terms.

2.	Title

2.1	The Vendor is the owner both legally and beneficially and has good and marketable title to (or is otherwise able to procure the sale hereunder to the Purchaser by the legal and beneficial owner who has good and marketable title to) the IP Rights free from any Encumbrance or any third party claim and all such assets are within the control or possession of the Vendor.

2.2	No Encumbrance is outstanding nor is there any agreement or commitment to give or create or allow any Encumbrance over or in respect of the whole or any part of the IP Rights and no claim has been made by any person that he is entitled to any such Encumbrance.

2.3	The previous transfers and assignments of the IP Rights and the change of shareholders of the Vendor were legally completed and duly registered pursuant to the relevant law and regulation of the Territory of the IP rights.

3.	Insolvency

3.1	The Vendor is not, nor in the past five years has been, unable to pay its debts from time to time as they fall due.

3.2	Except as expressly notified by the Vendor to the Purchaser prior to this Deed:

(1)	no meeting of the Vendor has been convened for the purpose of considering any resolution to present a petition for a winding up order.

(2)	no petition has been filed and no application or order has been made for the winding up of the Vendor or for the appointment of a liquidator or provisional liquidator of the Vendor.

(3)	No meeting of the Vendor has been convened for the purpose of considering any resolution to present an application for an administration order.

(4)	No application for the making of an administration order in relation to the Vendor has been presented and no person who is entitled to do so has given written notice of its intention to appoint an administrator of the Vendor or filed such a notice with the court.

(5)	None of the Vendor has passed a resolution to present an application for an administration order.

(6)	No administration order has been made and no person who is entitled to do so has given notice of the appointment of an administrator or filed such a notice with the court in relation to the Vendor.

(7)	The Vendor has, at any time in the past five years, not been a party to or subject to or applied for:

(A)	the grant to it, by means of any contractual or informal rescue, work-out, debt re-scheduling or restructuring of any reduction, concession or indulgence (conditionally or otherwise) by any of its creditors with regard to their rights to recover or enforce payment of the debts presently or in future due by it to them;

(B)	crystallisation of any floating charge created by it or the occurrence of any event which causes, or with the giving of any notice or making of any demand would cause, such crystallisation;

(C)	the appointment of any receiver over all or any part of its property or assets;

(D)	an encumbrancer taking possession of, or otherwise enforcing his security over, all or any part of its property or assets;

(E)	the levying of any distress, execution, charging order, garnishee or other process over all or any part of its property or assets;

(F)	the failure by it to fully satisfy any judgment (monetary or otherwise) outstanding against it in circumstances in which the judgment creditor has a present right to execute or enforce such judgment; or

(G)	the occurrence of any event under the laws of any jurisdiction, other than Hong Kong, which is analogous to any of the foregoing events.

3.3	The Sale of the IP Rights set out in this Deed will not violate any agreements, arrangements or commitments with the Vendor’s creditors, either out-of-court or under a court supervised procedure, nor give rise to any claw-back, revocation or other similar actions affecting the transfer of all rights, title and interest in and to the IP Rights to the Purchaser free from all Encumbrances.

3.4	There is no ground for any creditors and/or stakeholders to claim for a breach of contracts, agreements, plans or binding instruments of any kind to which the Vendor is a party.

3.5	The Vendor has not, in the past two (2) years, been subject to or undertaken an action under the laws of Hong Kong or any other jurisdiction which is analogous to any of the events set out in paragraph 3.2.

4.	IP Rights

4.1	Complete and accurate particulars of all registered IP Rights (and applications therefor) are set out in this Deed.

4.2	The Vendor is the sole legal and beneficial owner free from Encumbrances of the IP Rights and (where such property is registered or applied for) the applicant or registered proprietor thereof.

4.3	Save as disclosed pursuant to paragraph 4.14, no person has been authorised to make any use whatsoever of the IP Rights.

4.4	So far as the Vendor are aware, all the IP Rights are:

(A)	valid, subsisting and enforceable; and

(B)	nothing has been done, omitted or permitted whereby any of them has ceased or might cease to be valid and enforceable.

4.5	So far as the Vendor are aware, none of the IP Rights is being used, claimed, applied for, opposed, challenged or attacked or is otherwise the subject of any litigation, opposition or administrative proceedings by any third party or competent authority and none of the foregoing is expected.

4.6	So far as the Vendor is aware, the exercise by the Purchaser of the rights agreed to be assigned hereunder will not infringe the rights of any other person.

4.7	So far as the Vendor is aware, no third party is infringing or making unauthorised use of, or has infringed or made unauthorised use of, any of the IP Rights.

4.8	The Vendor is not currently engaged in, and have not in the past two (2) years been threatened with, any litigation, claim, proceedings or arbitration for infringement of, or claiming the invalidity of, the IP Rights and, during the last three (3) years, no such claims have been settled by the giving of any undertakings which remain in force.

4.9	No previous owners of the IP Rights have made any claim against the Vendor and/ in relation to the valid transfers and/or assignment, or title of the IP Rights, and so far as the Vendor are aware, there are no circumstances likely to give rise to any such claims.

4.10	All application and renewal fees, costs, charges and taxes and other official registry fees and steps required for the maintenance or prosecution of all applications and grant of registrations of the IP Rights required to be disclosed pursuant to paragraph 4.1 have been duly paid or taken on time.

4.11	The Vendor has not:

(A)	either by act or omission, caused or permitted anything to be done; or

(B)	knowingly withheld from the Purchaser knowledge of any circumstances,

which might endanger the ability of the Purchaser to register the assignment effected by this Deed.

4.12	Save as disclosed pursuant to paragraph 4.14, the IP Rights are all of the Intellectual Property in the Territories used by the Vendor in relation to their business.

4.13	No steps need to be taken now or in the next three months to meet any administrative or procedural deadline (whether or not final or extendible) in order to obtain or maintain any registrations or prosecute any application thereto in relation to any of the IP Rights (to the extent that they are the subject of registration or application therefor) required to be disclosed pursuant to paragraph 4.1.

4.14	Copies (or, in the case of unwritten licences, agreements or arrangements, details) of all licences, agreements and arrangements relating to Intellectual Property in relation to which the Vendor is a party (including, without limitation, research and development agreements, letters of consent, settlement agreements, undertakings and co-operation agreements) are set out in the IP Disclosure Letter.

4.15	In respect of the Vendor, there is no, and in respect of each counterparty the Vendor are not aware of any, breach, invalidity, or grounds for determination, rescission, avoidance or repudiation of any licence, agreement or arrangement required to be disclosed pursuant to paragraph 4.14 of this schedule or of any allegation of such a thing in each case whether current or existing during the twelve months prior to the date of this Deed.

4.16	So far as the Vendor is aware, the activities of the business of the Vendor do not infringe or make unauthorised use of, and have not infringed or made unauthorised use of, the Intellectual Property or rights in information of any third party.

4.17	No Intellectual Property or rights in information owned by the Vendor nor any Intellectual Property or information licensed to the Vendor or a member of its Group is used (save for the IP Rights).

4.18	No confidential information proprietary to the Vendor has in the past two (2) years been disclosed to any third party other than in the ordinary course of business and under an obligation of confidentiality.

Schedule 2: PURCHASER WARRANTIES

1.	Registration

1.1	the Purchaser is validly incorporated, in existence and duly registered, under the laws of the jurisdiction of its incorporation.

2.	Capacity

2.1	The Purchaser has the requisite power and authority to enter into and perform this Deed and any other agreement referred to herein to which it is or has agreed to become a party (the “Purchaser Documents”).

2.2	The Purchaser has obtained all necessary shareholder and board approvals in respect of the entry into of this Deed and the Purchaser Documents.

2.3	The execution and performance of this Deed by the Purchaser does not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation), or default under any agreement or undertaking by which it is bound.

2.4	This Deed constitutes valid and binding obligations upon the Purchaser enforceable in accordance with its terms by appropriate legal remedy.

2.5	This Deed and Completion do not conflict with or result in a breach of or default under any applicable law, any provision of its constitution or any material term or provision of its constitution or any material term or provision of any agreement or deed or writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.

2.6	No voluntary arrangement has been proposed or reached with any creditors of the Purchaser.

2.7	The Purchaser is able to pay its debts as and when they fall due.

EXECUTED AND DELIVERED AS A DEED

by Meridian Industries Limited
acting by:

Signature of Director

Print name of Director	KO Sek Yan

in the presence of:

Witness:
Signature

Name

Address

Occupation

EXECUTED AND DELIVERED AS A DEED

By MULTI RIDGE (ASIA) LIMITED
acting by:

Signature of Director

Print name of Director	Yang Hongli

in the presence of:

Witness:
Signature

Name

Address

Occupation